Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Amendment 3 to Registration Statement No. 333-268343 on Form S-4 of LBBB Merger Corp. of our report dated March 30, 2023, with respect to our audits of Lakeshore Acquisition II Corp.’s consolidated financial statements as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from February 19, 2021 (inception) to December 31, 2021 and appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about Lakeshore Acquisition II Corp.’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

October 12, 2023